Exhibit 99.9
RISK FACTORS THAT MAY AFFECT ROCKFORD’S OPERATING RESULTS, BUSINESS PROSPECTS AND STOCK PRICE
      Before you buy or sell Rockford stock, you should be aware that there are risks, including those described below and others Rockford has not anticipated or discussed. You should consider carefully these and other risk factors, together with all of the other information included in Rockford’s filings with the SEC and Rockford’s periodic press releases, before you decide to buy or sell shares of Rockford’s common stock.
      As you consider these risk factors, Rockford also calls your attention to Rockford’s statements about Forward Looking Statements and Risk Factors before Part I of Rockford’s Annual Report on Form 10-K filed with the SEC.
      Rockford is filing these risk factors and cautionary statements under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 in order to identify some of the factors that could cause Rockford’s actual results to differ materially from those described in Rockford’s forward-looking statements.
Rockford’s products may not satisfy shifting consumer demand or compete successfully with competitors’ products.
      Rockford’s business is based primarily on the demand for mobile audio products. Rockford’s business is also based on its ability to introduce distinctive new products that anticipate changing consumer demands and capitalize upon emerging technologies. If Rockford fails to introduce new products, misinterprets consumer preferences or fails to respond to changes in the marketplace, consumer demand for its products could decrease and its brands’ image could suffer. In addition, Rockford’s competitors may introduce superior designs or business strategies, undermining Rockford’s distinctive image and its products’ desirability. If any of these events occur, they could cause Rockford’s sales to decline.
Rockford may lose market share and its brand image may erode as Rockford changes distribution channels for its mobile audio products.
      Rockford must successfully capitalize on new distribution strategies. Rockford has historically distributed Rockford’s products primarily through specialty dealers who sold only mobile audio products and through audio/video retailers. Rockford believes other distribution channels, including consumer electronics retailers, such as Best Buy, and mass merchandisers, such as Wal-Mart, have captured significant market share in recent years. Rockford is seeking to increase distribution of Rockford’s products through these growing distribution channels, particularly by expanding sales of its lower priced Lightning Audio brand.
      Rockford also sells a limited number of its products as standard or optional OEM systems on Nissan vehicle models and is working to expand its OEM sales. Other mobile audio manufacturers have undertaken sales of “factory” mobile audio products and have lost some sales in the mobile audio aftermarket because specialty dealers reduced their sales of the brand when new car dealers offered it.
      These changes in distribution channels and strategies create significant risks that:

•	Rockford may alienate its specialty dealer base. Some specialty dealers or audio/video retailers may react to Rockford’s new strategies by reducing their purchases or even replacing Rockford’s products with competing product lines. Reduced specialty dealer or audio/video retailer loyalty could reduce Rockford’s market share because specialty dealers and audio/video retailers continue to hold a large share of the market and contribute substantially to Rockford’s brand image among its core consumers; and

•	Rockford’s brand image may erode. Selling in less-specialized distribution channels or through car dealers may erode Rockford’s brand image, which could decrease Rockford’s product prices and profit margins.
      Rockford’s inability to manage Rockford’s new distribution channels in a way that mitigates these risks may reduce its sales and profitability.

Rockford’s internal control deficiencies could result in a reduction in its stock price.
      Rockford has concluded that its disclosure controls and procedures were deficient and not able to ensure that the information required to be disclosed in its Annual Reports was accurate and was recorded, processed, summarized and reported within the requisite time periods. Deficiencies resulted from substantial management and staff turnover, particularly in the general accounting and finance areas, during the fourth quarter of 2004 and first quarter of 2005, resulting in a loss of required operations and process knowledge. If Rockford is not able to take the corrective actions planned to eliminate these material weaknesses, it may not be able to comply with its reporting obligations and its inability could reduce the market price of its stock.
Any decrease in demand for Rockford amplifiers or speakers could significantly decrease sales.
      A significant portion of Rockford’s future revenue depends upon sales of Rockford’s amplifier and speaker products. These two product lines collectively accounted for approximately 79% of Rockford’s sales in 2004, 79% of Rockford’s sales in 2003 and 75% of Rockford’s sales in 2002. If sales of either of these two product types decline, results of operations could be adversely affected.
The loss of Best Buy as a customer or significant reductions in its purchases of Rockford’s products would reduce sales.
      Best Buy is a significant customer, accounting for 28% of Rockford’s sales in 2004, 27% of Rockford’s sales in 2003 and 22% of Rockford’s sales in 2002. Rockford anticipates that Best Buy will continue to account for a significant portion of Rockford’s sales for the foreseeable future, but Best Buy is not obligated to any long-term purchases. It has considerable discretion to reduce, change or terminate its purchases of Rockford’s products. Rockford cannot be certain that it will retain Best Buy as a customer or maintain a relationship as favorable as currently exists.
Rockford may lose market share if it is unable to compete successfully against current and future competitors.
      Competition could result in reduced margins on Rockford’s products and loss of market share. Rockford’s primary markets are very competitive, fragmented, rapidly changing and characterized by price competition and rapid product obsolescence. Rockford’s principal mobile audio competitors include Alpine, Boston Acoustics, Fujitsu Eclipse, Infinity, Jensen, JL Audio, Kenwood, Kicker, Monster Cable, MTX, Phoenix Gold, Pioneer, Sony and Stinger. Rockford also competes indirectly with automobile manufacturers who continue to improve the quality of original equipment sound systems and connect those systems to other electronic features in their vehicles, potentially reducing demand for aftermarket mobile audio products. They may also change the designs of their cars in ways that make installation of Rockford’s products more difficult or expensive.
      Some of Rockford’s competitors have greater financial, technical and other resources than Rockford does. Some may reduce prices on competing products. To remain competitive, Rockford believes that it must regularly introduce new products, add performance features to existing products and limit increases in prices or even reduce them. Rockford’s inability to do so in a timely manner could reduce sales and profitability.
If Rockford does not continue to develop, introduce and achieve market acceptance of new and enhanced products, sales may decrease.
      In order to increase sales in current markets and gain footholds in new markets, Rockford must maintain and improve existing products, while successfully developing and introducing new products. Rockford’s new and enhanced products must respond to technological developments and changing consumer preferences.
      Rockford may experience difficulties that delay or prevent the development, introduction or market acceptance of new or enhanced products. Furthermore, despite extensive testing, Rockford may be unable to detect and correct defects in products before it ships them to customers. This may result in loss of sales or delays in market acceptance. Rockford incurred substantial costs and lost sales during the first half of 2004 because of delays in the development of its new line of Rockford Fosgate products.

      Even after Rockford introduces them, new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject the new products. As a result, these products may not achieve market acceptance. In addition, competitors’ new products and product enhancements may cause consumers to defer or forego purchases of Rockford’s products.
Seasonality of mobile audio sales causes Rockford’s quarterly sales to fluctuate and may affect the trading price of its stock.
      Rockford’s sales are generally greater during the first and second quarters of each calendar year and lower during the third and fourth quarters, with its lowest sales typically occurring during the fourth quarter. As a result, after the announcement of Rockford’s results of operations for the third and fourth quarters, Rockford’s stock price may be lower than at other times of the year. Rockford experiences this seasonality because consumers tend to buy mobile audio products during the spring and summer when students are on semester breaks and generally more favorable weather facilitates installation of Rockford’s products.
Rockford’s quarterly financial results may fluctuate significantly, making financial forecasting difficult and making Rockford’s stock price volatile.
      Rockford’s quarterly results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. In some quarters, operating results may fall below the expectations of public market analysts and investors. Rockford’s quarterly operating results are difficult to forecast for many reasons, some of which are outside of Rockford’s control, including:

•	The level of product, price and dealer competition;

•	Size and timing of product orders and shipments, particularly by significant customers such as Best Buy and Wal-Mart;

•	Rockford’s ability to develop new products and product enhancements that respond to changes in technology and consumer preferences while controlling costs;

•	Weather conditions, which affect consumers’ willingness to install products;

•	Capacity and supply constraints or difficulties; and

•	Timing of Rockford’s marketing programs and those of its competitors.
      As a result, you should not rely on historical results as an indication of Rockford’s future performance. In addition, some of Rockford’s expenses are fixed and cannot be reduced in the short term. Accordingly, if sales do not meet expectations, the results of operations are likely to be negatively and disproportionately affected. In this event, Rockford’s stock price may fall dramatically.
A decline in discretionary spending likely would reduce Rockford’s sales.
      Because mobile audio sales are highly discretionary, a recession in the general economy or a general decline in consumer spending is likely to have a material adverse effect on Rockford’s sales.
      Aftermarket mobile audio sales declined significantly during 2003 and soft sales continued during 2004 in part because of the uncertain economy and difficult employment environment faced by Rockford’s core consumers. Consumer spending is volatile and is affected by certain economic conditions, such as:

•	General business conditions;

•	Employment levels, especially among Rockford’s core consumers (who tend to be less experienced workers and are particularly subject to layoff if employment levels decline);

•	Consumer confidence in future economic conditions; and

•	Interest and tax rates.
      The mobile audio market in the U.S. has suffered from a decline in overall sales since 2000, which has made it difficult for Rockford and for competitors to maintain sales. Although Rockford believes that the market has begun to stabilize, the market for mobile audio products is unpredictable and Rockford is not able to predict precisely when this difficult period will end.
If Rockford fails to execute its strategy successfully, its financial condition could be seriously harmed.
      Rockford’s financial performance has placed a significant strain on its resources and capacity. To manage Rockford’s business, Rockford must:

•	Retain and hire skilled, competent employees;

•	Improve coordination among Rockford’s technical, product development, manufacturing, sales and financial departments; and

•	Maintain Rockford’s financial, operational and managerial systems and controls.
Rockford relies upon debt financing for a substantial part of its working capital; defaults on its debt or the unavailability of additional financing could make it impossible to carry out Rockford’s business as currently structured.
      As at December 31, 2004, Rockford had $15.5 million in outstanding debt under its senior credit facility and $12.5 million of notes outstanding. Rockford is dependent on its senior credit facility and other financing given the working capital requirements of its business. If Rockford’s financial performance fails to improve, or if other developments make financing unavailable on an economic basis, Rockford might not be able to continue its operations as they are currently structured. A further restructuring would likely have a significant negative impact on operations, financial performance, and stock price.
If Rockford fails to manage its inventory effectively, Rockford could incur additional costs or lose sales.
      Rockford dealers have many brands to choose from when they decide to order products. If Rockford cannot deliver products quickly and reliably, dealers will order from a competitor. Rockford must stock enough inventory to fill orders promptly, which increases Rockford’s financing requirements and the risk of inventory obsolescence. Because competition has forced Rockford to shorten its product life cycles and more rapidly introduce new and enhanced products, while simultaneously sourcing more product overseas and carrying larger inventories, there is a significant risk that Rockford’s inventory could become obsolete.
Rockford’s international operations could be harmed by factors including political instability, currency exchange rates and changes in regulations that govern international transactions.
      The risks inherent in international trade may reduce Rockford’s international sales and harm Rockford’s business and the businesses of its distributors and suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy shipping times and accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	Greater difficulty in safeguarding intellectual property than in the U.S.; and

•	Difficulty in staffing and managing geographically dispersed operations.
      These and other risks may increase the relative price of Rockford’s products compared to those manufactured in other countries, reducing the demand for its products.

Loss of an international distributor may disrupt Rockford’s sales.
      International customers accounted for 17.0% of Rockford’s sales in 2004. For sales in most countries Rockford relies on distributors, each of whom is responsible for one or more countries, to purchase and resell Rockford’s products in their territories. When Rockford has disputes with a distributor, or changes its relationship with a distributor, it may disrupt the market for Rockford’s products in that country and reduce sales. If Rockford changes a relationship with a distributor, Rockford may repurchase that distributor’s inventory, which would also reduce Rockford’s sales.
Rockford may incur additional costs to operate a one-step distribution system in larger international markets.
      Rockford has implemented a strategy of moving to a one-step distribution system in selected larger international markets by converting selected distributors into independent sales representatives. This change allows Rockford to sell directly to retailers in the converted countries, removing one or more steps from the distribution chain and allowing Rockford to reduce prices to consumers.
      When Rockford extends this one-step strategy into a new country, Rockford incurs higher operating expenses than under an independent distributor based system because it takes direct responsibility for costs such as sales commissions, warranty costs, bad debt and customer service expenses. Rockford also has higher working capital requirements and risks than under its independent distributor system because Rockford, rather than its distributors, has to carry inventory and accounts receivable. If Rockford fails to manage the change well, the increased costs can be greater than Rockford’s savings and Rockford can lose money because of the change.
Currency fluctuations may reduce the profitability of Rockford’s foreign sales.
      Rockford currently makes sales to Canadian, European and Japanese dealers and distributors in their respective currencies. An increasing portion of Rockford’s international sales likely will be denominated in currencies other than U.S. dollars, increasing Rockford’s exposure to gains and losses on foreign currency transactions. Rockford does not trade in derivatives or other financial instruments to reduce currency risks. In some instances this will subject Rockford’s earnings to fluctuations because Rockford is not protected against substantial currency fluctuations.
If Rockford’s supply of finished goods or components are interrupted, it may be unable to deliver its products to its customers.
      Rockford’s supply chain is dependent on suppliers who are globally sourced. The supply process does not provide a backlog of components and materials to satisfy short lead-time orders, to compensate for potential halts in supply or to replace components that do not conform to quality standards. Rockford also does not have any long-term price commitments from its suppliers and any cost increases may reduce Rockford’s margins or require Rockford to raise its prices to protect margins. Rockford cannot be certain that it could locate, within reasonable time frames, alternative sources of finished goods and components at similar prices and quality levels. This failure could result in increased costs, delays to its manufacturing process, an inability to fill purchase orders on a timely basis and a decrease in product availability at the retail level. This could cause Rockford to lose sales and damage Rockford’s customer relationships.
      Rockford relied on Edge International, Audio Art International Ltd., and Avnet for approximately 13%, 12%, and 8% respectively, of its inventory purchases during 2004. If any supplier refuses or is unable to continue to supply Rockford, it would require substantial time to identify an alternative supplier and could create a shortage of finished goods and electronic components and parts.
Rockford may be unable to retain and attract key employees, which could impair Rockford’s business.
      Rockford operates in highly competitive employment markets and cannot guarantee its continued success in retaining and attracting the employees it needs to develop, manufacture and market its products and manage its operations. Rockford’s business strategy and operations depend, to a large extent, on Rockford’s senior management team, particularly Gary Suttle, Rockford’s President and Chief Executive Officer.

Rockford has key-person life insurance on Mr. Suttle and three other executive officers. Rockford does not have employment contracts with any of its key employees. If Mr. Suttle or other key members of Rockford’s management team are unable or unwilling to continue in their present positions, Rockford’s ability to develop, introduce and sell Rockford’s products could be negatively impacted. Turnover of employees late in 2004 and early in 2005 interfered with Rockford’s ability to prepare this Annual Report and contributed to a material weakness in Rockford’s controls and procedures.
If Rockford is unable to enforce or defend its ownership and use of intellectual property, Rockford’s business may decline.
      Rockford’s future success will depend, in substantial part, on Rockford’s intellectual property. Rockford seeks to protect its intellectual property rights, but its actions may not adequately protect the rights covered by patents, patent applications, trademarks and other proprietary rights. Prosecution of Rockford’s claims could be time consuming and costly. In addition, the intellectual property laws of some foreign countries do not protect Rockford’s proprietary rights as do the laws of the U.S. Despite Rockford’s efforts to protect its proprietary information, third parties may obtain, disclose or use proprietary information without authorization, which could adversely affect Rockford’s business.
      From time to time, third parties have alleged that Rockford infringes their proprietary rights. These claims or similar future claims could subject Rockford to significant liability for damages, result in the invalidation of its proprietary rights, limit its ability to use infringing intellectual property or force Rockford to license third-party technology rather than dispute the merits of an infringement claim. Even if Rockford prevails, any associated litigation could be time consuming and expensive and could result in the diversion of Rockford’s time and resources.
Rockford’s executive officers and directors retain substantial control of Rockford, which may limit the liquidity and market price of its common stock.
      Mr. Suttle, Rockford’s officers and directors, and various shareholders affiliated with or related to two of Rockford’s directors, Nicholas G. Bartol and Timothy C. Bartol, collectively held approximately 41% of Rockford’s outstanding shares at March 1, 2005. These shareholders, if they act together, are able as a practical matter to control the outcome of matters submitted for shareholder action, including the election of a majority of Rockford’s board of directors and the approval of significant corporate transactions. Consequently, these shareholders effectively control Rockford’s management and affairs, which may limit the liquidity of its shares, discourage acquisition bids for Rockford and limit the price some investors might be willing to pay for Rockford’s shares.
Many of Rockford’s unregistered shares are available for resale without significant restrictions. Their sale or potential sale may reduce Rockford’s stock price.
      Rockford operated as a privately held company for a relatively long period and has issued a large number of shares and warrants to purchase Rockford’s common stock to unaffiliated persons. Rockford has a large number of shares of common stock outstanding and available for resale. The market price of Rockford’s common stock could decline as a result of sales of a large number of shares in the market or the perception that those sales could occur.
Rockford’s anti-takeover provisions could affect the value of Rockford’s stock.
      Rockford’s articles of incorporation and bylaws and Arizona law contain provisions that could discourage potential acquirers. For example, Rockford’s board of directors may issue additional shares of common stock to an investor that supports the incumbent directors in order to make a takeover more difficult. This could deprive Rockford’s shareholders of opportunities to sell its stock at above-market prices typical in many acquisitions.